中远投资(新加坡)有限公司

COSCO ~~CORPORATION~~ (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G

82-4033

From Secretary's Office: 6 Battery Road, #39-01
Singapore 049909

Tel No: [redacted] Fax No: 6221 3248

Our Ref: 05007251 **Exemption No. 33-91910**

30 March

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

Investment

COSCO ~~CORPORATION~~ (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"): -

Date of Announcement	**Description of Announcement**
3 January 2005	Completion of Acquisition of 51% Interest in the Registered Capital of Cosco Shipyard (Group) Co., Ltd
25 January 2005	Resignation of Company Secretary
4 February 2005	Appointment of Company Secretary
14 February 2005	Announcement of FY2004 Financial Results
21 February 2005	Full Year Financial Statement and Dividend Announcement for the Financial Year ended 31 December 2004
23 February 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
28 February 2005	Notification to the Singapore Exchange Securities Trading Limited on the appointment of a relative of a Director, Chief Executive Officer or Substantial Shareholder of the issuer to a managerial position in the issuer or any of its principal subsidiaries pursuant to Rule 704(11) of the Listing Manual

dlw 4/19

Date of Announcement	Description of Announcement
8 March 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
9 March 2005	Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest
15 March 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
15 March 2005	Change of Share Registrar and Change of Place at which Register of Members is kept

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

encs

c.c. Mr Ji Haisheng (Fax No. 63361217, letter only)

Miscellaneous

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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	JI HAISHENG
Designation *	President
Date & Time of Broadcast	03-Jan-2005 17:09:59
Announcement No.	00033

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Announcement Title *

COMPLETION OF ACQUISITION OF 51% INTEREST IN THE REGISTERED CAPITAL OF COSCO SHIPYARD (GROUP) CO., LTD

Description

The Board of Directors is pleased to announce that the Company's acquisition of 51% interest in the registered capital of Cosco Shipyard (Group) Co., Ltd has been completed with effect from 1 January 2005.

The PRC lawyers legal opinion, being the last condition precedent relating to the said acquisition, was satisfied and issued on 1 January 2005.

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Miscellaneous

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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	25-Jan-2005 17:58:02
Announcement No.	00052

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Announcement Title *	RESIGNATION OF COMPANY SECRETARY
Description	Pursuant to clause 704(7) of the SGX Listing Manual, the Company wishes to inform the Singapore Exchange Securities Trading Limited that Mr Lawrence Kwan has resigned as Company Secretary with effect from 24 January 2005.
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Miscellaneous
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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	04-Feb-2005 17:47:21
Announcement No.	00068

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Announcement Title *	APPOINTMENT OF COMPANY SECRETARY
Description	Pursuant to clause 704(7) of the Singapore Exchange Securities Trading Limited ("SGX") Listing Manual, the Company wishes to inform the SGX that Mr Lawrence Kwan has been appointed as Company Secretary with effect from 3 February 2005.
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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	14-Feb-2005 17:59:11
Announcement No.	00070

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Announcement Title *	Announcement of FY2004 Financial Results
Description	The Company will be announcing its unaudited financial statement for the year ended 31 December 2004 on Monday, 21st February 2005. The Company will hold a briefing for analysts and the media at Casuarina Suite B, Raffles Hotel, 1 Beach Road, Singapore 189673 on the same day at 5.30pm.
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Full Year * Financial Statement And Dividend Announcement
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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	21-Feb-2005 17:21:11
Announcement No.	00026

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For the Financial Period Ended *	31-12-2004

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COSCO CORPORATION (SINGAPORE) LIMITED
(Company Registration no:- 196100159G)

Full Year Financial Statement And Dividend Announcement for the Financial Year Ended 31 December 2004

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) Income Statement

	Group		
	S$'000		%
	FY 2004	FY 2003	Change
Turnover	116,346	91,942	27
Cost of sales	(58,842)	(56,337)	4
Gross profit	57,504	35,605	62
Other operating income	4,000	1,497	167
Distribution costs	(1,052)	(1,273)	(17)
Administrative expenses	(12,527)	(11,155)	12
Other operating expenses	(290)	(1,165)	(75)
Exceptional gain	448	340	32
Operating profit	48,083	23,849	102
Finance costs-net	(10,767)	(10,780)	0
Share of results of associated companies before tax	36,434	17,578	107
Amortisation of goodwill of an associated company	(579)	(579)	0
Profit before tax	73,171	30,068	143
Income tax expense	(6,142)	(4,919)	25
Profit from ordinary activities after tax	67,029	25,149	167
Minority interest	(830)	(862)	(4)
Net profit for the financial year	66,199	24,287	173

(ii) Breakdown and Explanatory Notes to Income Statement

	Group		
	S$'000		%
	FY 2004	FY 2003	Change
Profit before tax is arrived at after (charging)/crediting:			
Investment income	36	16	125
Other income including interest income	4,561	1,684	171
Interest on borrowings	(9,860)	(10,808)	(9)
Depreciation and amortisation	(24,083)	(24,132)	0
Provision for doubtful debts and bad debts written off	0	(1,121)	NM
Impairment in value of other long-term investments	(50)	(36)	39
Property, plant and equipment written off	(240)	(8)	2,900
Foreign exchange (loss)/gain	(1,504)	(176)	755
The Group's exceptional gain comprises:			
Profit on disposal of a subsidiary	0	23	NM
Profit on disposal of property, plant and equipment	8,010	46	17,313
Impairment in value of trading and investment properties	(7,562)	(9,383)	(19)
Reimbursement from previous immediate holding company for share of loss on completed properties for sale	0	9,654	NM
Adjustment for under provision of tax in respect of prior years:			
Income tax	(137)	(1,292)	(89)
Deferred tax	(194)	(378)	(49)

NOTES:

NM denotes not meaningful.

Certain comparative figures have been reclassified to conform with current year's presentation.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	S$'000	S$'000	S$'000	S$'000
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Current assets				
Cash and cash equivalents	94,046	86,124	41,954	53,407

Trade and other receivables	20,083	22,200	16,941	2,356
Income tax recoverable	73	272	-	-
Trading properties [1]	23,215	615	0	0
	137,417	109,211	58,895	55,763
Non-current assets				
Deferred expenditure	847	0	847	0
Non-trade receivables	830	1,064	0	200
Other investments	503	558	150	200
Investments in associated companies	83,168	69,810	55,967	58,212
Investments in subsidiaries	0	0	141,308	171,054
Investment properties [1]	0	30,275	0	0
Property, plant and equipment	321,294	352,774	381	473
Deferred income tax assets	0	201	0	0
	406,642	454,682	198,653	230,139
Total assets	544,059	563,893	257,548	285,902
Current liabilities				
Trade and other payables	49,600	54,170	9,098	20,399
Borrowings [2]	26,598	43,317	500	5,068
Provision for other liabilities and charges	2,467	2,288	0	0
Current income tax liabilities	1,670	1,519	655	616
	80,335	101,294	10,253	26,083
Non-current liabilities				
Provision for other liabilities and charges	4,125	4,493	97	107
Borrowings [2]	135,805	183,922	0	26,869
Deferred income tax liabilities	230	252	0	0
	140,160	188,667	97	26,976
Total liabilities	220,495	289,961	10,350	53,059
Net assets	323,564	273,932	247,198	232,843
Shareholders' equity				
Share capital	217,029	179,647	217,029	179,647
Reserves [3]	(10,410)	25,780	537	27,499
Retained profits	115,309	65,867	29,632	25,697
Total shareholders' equity	321,928	271,294	247,198	232,843
Minority interest	1,636	2,638	0	0
	323,564	273,932	247,198	232,843

NOTES:

[1] During the financial year, these Investment Properties were reclassified as Trading Properties. These properties were written down by $6,362,000 to its estimated recoverable amounts prior to the reclassification. To reflect the market value as at 31 December 2004, a further impairment charge of $1,200,000 was made to these properties.

[2] The decrease in Borrowings is due to scheduled repayment of loans.
[3] Reserves comprise:

	Group		**Company**	
	S$'000	S$'000	S$'000	S$'000
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Non-distributable reserves:				
- Share premium	10	26,972	10	26,972
- Foreign currency translation reserve	(13,845)	(4,643)	0	0
- Statutory reserve	3,356	3,382	0	0
Distributable reserve				
- Realised surplus on long-term invesments	69	69	527	527
Total reserves	(10,410)	25,780	537	27,499

Refer to 1 (d) (i) for movements in reserves.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31/12/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
26,098,000	500,000	38,249,000	5,068,000

Amount repayable after one year

As at 31/12/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
135,805,000	0	176,422,000	7,500,000

Details of any collateral

Secured borrowings are generally secured by the group's leasehold land and buildings, motor vessels, motor vehicles, investment properties and trading property with net book values totalling $293,793,000 (2003: $376,792,000).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	
	S$'000	
	FY 2004	FY 2003
Cash flow from operating activities		
Profit before tax and share of results of associated companies	37,316	13,069
Adjustments for:		
Depreciation of property, plant and equipment	23,535	23,462
Depreciation of investment properties	114	151
Impairment in value of trading properties	1,200	15
Impairment in value of investment properties	6,362	0
Impairment in value of transferable country club memberships	50	36
Impairment in value of completed properties for sale	0	9,368
Negative goodwill written off	(274)	0
Gain on disposal of property, plant and equipment	(8,010)	(46)
Property, plant and equipment written off	240	8
Gain on disposal of subsidiaries	0	(23)
Preference shares dividend (financing)	6	1,041
Interest expense (financing)	9,854	9,766
Interest income (investing)	(597)	(203)
Operating cash flow before working capital changes	69,796	56,644
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Receivables	(3,725)	7,276
Payables	7,176	1,724
Exchange differences	(2,262)	(1,295)
Cash generated from operations	70,985	64,349
Income tax paid	(864)	(1,543)
Net cash inflow from operating activities	70,121	62,806
Cash flows from investing activities		
Net cash outflow from disposal of subsidiaries	0	(2,181)
Payment to minority shareholder for acquisition of additional shares in a subsidiary	(800)	0
Proceeds from disposal of property, plant and equipment	18,412	187
Payments for purchase of property, plant and equipment	(8,587)	(31,546)
Payment for purchase of an associated company	0	(18,245)
Increase in deferred expenditure	(215)	0
Interest received	599	204
Dividend income received from associated companies	14,543	3,778
Purchase of transferable club memberships	0	(116)
Net cash inflow/(outflow) from investing activities	23,952	(47,919)
Cash flows from financing activities		
Repayment of borrowings	(56,978)	(48,344)
Proceeds from borrowings	13,000	26,852
Redemption of RCCPS	(55)	0
Repayment of finance lease liabilities	(23)	(20)
Decrease in cash collateral	87	565
Dividends paid to shareholders of the Company	(7,230)	(3,411)
Dividends paid to holders of RCCPS	(6)	(1,229)
Dividends paid to minority shareholders of subsidiaries	(746)	(738)
Repayment of loan from previous immediate holding company	0	(6,925)
Repayment of loan by related corporations	0	58,691
Repayment of amount due to a related corporation	(13,957)	0

Proceeds from issuance of ordinary shares	976	21,116
Interest paid	(8,613)	(8,748)
Net cash (outflow)/inflow from financing activities	(73,545)	37,809
Net increase in cash and cash equivalents held	20,528	52,696
Cash and cash equivalents at the beginning of the financial period	70,798	18,102
Cash and cash equivalents at the end of the financial period	91,326	70,798
Cash and cash equivalents represented by:		
Bank and cash balances	63,356	73,222
Short-term bank deposits	30,690	12,902
Less: Bank overdrafts	0	(12,519)
Less: Cash collateral	(2,720)	(2,807)
	91,326	70,798

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital	Translation Reserves	Other Reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
The Group					
Balance at 1 January 2004	179,647	(4,643)	30,423	65,867	271,294
Net loss not recognised in income statement					
- Foreign currency translation differences	0	(9,696)	0	0	(9,696)
Net profit for the financial year	0	0	0	66,199	66,199
Total recognised losses and gains for the financial year	0	(9,696)	0	66,199	56,503
Transfer from retained profits to reserves	0	494	(26)	(468)	0
Dividend for 2003	0	0	0	(7,230)	(7,230)
Issue of share capital	974	0	2	0	976
Conversion of RCCPS	257	0	128	0	385
Bonus issue of 1 ordinary share for every 5 existing ordinary shares of $0.20 each	36,151	0	(27,092)	(9,059)	0
Balance at 31 December 2004	217,029	(13,845)	3,435	115,309	321,928
Balance at 1 January 2003	124,945	(229)	11,254	48,373	184,343
Net loss not recognised in income statement					
- Foreign currency translation differences	0	(4,414)	0	0	(4,414)

Net profit for the financial year	0	0	0	24,287	24,287
Total recognised losses and gains for the financial year	0	(4,414)	0	24,287	19,873
Transfer from retained profits	0	0	3,382	(3,382)	0
Dividend for 2002	0	0	0	(3,411)	(3,411)
Issue of share capital	21,542	0	(426)	0	21,116
Conversion of RCCPS into ordinary shares	33,160	0	16,213	0	49,373
Balance at 31 December 2003	179,647	(4,643)	30,423	65,867	271,294
The Company					
Balance at 1 January 2004	179,647	0	27,499	25,697	232,843
Net profit for the financial year	0	0	0	20,224	20,224
Dividend for 2003	0	0	0	(7,230)	(7,230)
Issue of share capital	974	0	2	0	976
Conversion of RCCPS	257	0	128	0	385
Bonus issue of 1 ordinary share for every 5 existing ordinary shares of $0.20 each	36,151	0	(27,092)	(9,059)	0
Balance at 31 December 2004	217,029	0	537	29,632	247,198
Balance at 1 January 2003	124,945	0	11,712	29,103	165,760
Net loss for the financial year	0	0	0	5	5
Dividend for 2002	0	0	0	(3,411)	(3,411)
Issue of share capital	21,542	0	(426)	0	21,116
Conversion of RCCPS into ordinary shares	33,160	0	16,213	0	49,373
Balance at 31 December 2003	179,647	0	27,499	25,697	232,843

1(d)(ii) *Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.*

During 2004, the issued and paid-up capital of the Company increased from S$179,647,532 to S$217,029,495. This increase is from:-

- the allotment and issue of 4,870,000 ordinary shares of $0.20 each from the exercise of option under the Cosco Group Employees' Share Option Scheme;
- the allotment and issue of 1,282,740 ordinary shares of $0.20 each as a result of the conversion of Redeemable Cumulative Convertible Preference Shares (RCCPS); and
- the bonus issue of 180,757,078 ordinary shares of $0.20 each on the basis of 1 bonus share for every 5 existing ordinary shares held at the book closure date, 30 April 2004.

As of 16 November 2004, a total of 256,548 RCCPS had been converted to Ordinary share and the balance of 36,665 RCCPS had been fully redeemed.

The outstanding share options under the Cosco Group Employees' Share Option Scheme as at 31 December 2004 were 16,130,000 (2003: 6,590,000).

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not Applicable

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has adopted the same accounting policies and method of computation in the financial statements for the current year compared with the audited financial statements for the financial year ended 31 December 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Not Applicable

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group	
	FY 2004	FY 2003
(i) Based on the weighted average number of ordinary shares on issue	6.11 cents	2.70 cents
(ii) On a fully diluted basis	6.10 cents	2.69 cents

<u>NOTES:</u>

The earnings per ordinary share is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend by the weighted average number of ordinary shares in issue during the financial year.

The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options (2003: includes RCCPS) which would dilute the basic earnings per share.

The comparative figures for earnings per ordinary share had been adjusted to account for the effect of bonus issue in FY2004.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group		Company	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Net asset value per ordinary share	29.67 cents	25.17 cents	22.78 cents	21.60 cents

The comparative figures for Net asset value per ordinary share had been adjusted to account for the effect of bonus issue.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Overview

In FY 2004, the Group made significant progress in expanding its core shipping and ship repair businesses.

Turnover

Group turnover expanded by 27% from $91.9m to $116.3m in FY2004, on the back of strong contributions from the dry bulk shipping business. Charter hire income grew 36.8% to $92.2m compared with $67.4m in FY2003 aided by strong demand and high freight rates secured on renewals of charter hire contracts. Dry bulk shipping remained the largest turnover contributor, representing 79.3% of Group turnover in FY2004.

Profitability

Strong profit growth was achieved with margin expansions on all profit levels:-

	FY2004	FY2003	Change
Gross profit	$57.5m	$35.6m	+62%
Gross profit margin	49.4%	38.7%	
Operating profit	$48.1m	$23.8m	+102%
Operating profit margin	41.3%	25.9%	
Pre-tax profit	$73.2m	$30.1m	+143%

Pre-tax profit margin	62.9%	32.7%	
Net profit	$66.2m	$24.3m	+173%
Net profit margin	56.9%	26.4%	

In FY2004, gross profit improved by 62% from $35.6m in FY2003 to $57.5m, owing to firmer charter hire rates and higher turnover.

As core businesses continue to post strong growth, capable management and control keep expenses in check. Distribution expenses dipped 17% mainly due to better cost control while administrative expenses increased by 12%, in tandem with a surge in business activity. Other operating income rose 167% to $4m mainly due to insurance claims.

Exceptional gain comprises the profit of $8m from the sale of MV Sea Swan net of a provision of $7.6m on Telok Ayer properties to bring it in line with appraised market valuations with a view of eventual disposal.

The Group's operating profit more than doubled to $48.0m from $23.8m previously.

Share of profits from associates more than doubled to $36.4m from $17.6m in FY2003. This was brought about by strong growth in COSCO Nantong and COSCO Dalian. COSCO Nantong added an additional berth and COSCO Dalian booked a full 12 month contribution in FY2004 compared with 5 months in FY2003.

Income tax expense increased by 25% to $6.1m from $4.9m in FY2003 owing to higher taxable earnings from associates COSCO Nantong and COSCO Dalian. Additionally, COSCO Dalian, which was exempted from corporate taxation in FY2003, attracted a concession rate of tax of 12% in FY2004.

The corporate tax rate for the year was 20%. However, the effective tax rate of the Group was 8.4%, which was about half of 16.4% applicable for FY2003. This is due to higher shipping profits which are exempted from corporate tax.

Net profit increased substantially by 173% to $66.2m from $24.3m previously.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's results for FY2004 are in line with the commentary made in paragraph 10 of the Group's Third Quarter Financial Statement released on 08 November 2004.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Restructuring efforts to bring the Group into the fore of the shipyard and shipping business are bearing fruit. The Directors expect significant contributions from the ship repair, ship conversion and dry bulk shipping businesses.

On 1 January 2005, the Company completed the acquisition of 51% interest in COSCO Shipyard Group Co., Ltd, which is one of the largest ship repair and conversion groups in the People's Republic of China (PRC), with 7 strategic locations along its long coast line. This is a significant step forward in growing the Group's ship repair and conversion business. For FY2005, Group turnover will be substantially boosted by the contribution from its ship repair and conversion businesses in the PRC.

The shipyard business is both a profit stabilizer and growth engine. The Group is now the largest shipyard operator in the PRC, with the completion of its acquisition of a 51% interest in COSCO Shipyard Group. The Group will grow the shipyard business leveraging on its cost competitiveness and burgeoning demand for its services.

Two new berths at COSCO Zhoushan Shipyard will be completed in May 2005, bringing the total number of berths to three. These new berths will commence operations in June 2005.

A new 300,000 dwt floating dock is currently being constructed at COSCO Dalian Shipyard. When completed in 2005, the Group will have a total capacity of 1,200,000 dwt. This is a 30% increase over the capacity in 2004. The new floating dock will be operationally ready by end 2005.

Whilst growing the shipyard business, the Group will also expand its bulk shipping fleet to position its core business on an expansion path. The dry bulk market is expected to remain firm in 2005 and renewals of charters will be at favourable rates. The Group also expects to benefit from firm charter rates when two new vessels of 74,000 dwt each are added to the fleet in the second quarter of 2005.

Barring unforeseen circumstances, the Group expects FY2005 turnover and net profit to be higher than FY2004.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Ordinary Share Final (Proposed)	Preference Share Dividend (Paid)
Dividend Type	Cash	Cash
Dividend Rate	2.0 cents per ordinary share (one-tier tax)	5.7 cents per preference share (less tax)
Par value of shares	$0.20	$0.01
Tax Rate	N.A.	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Ordinary Share Final	Preference Share Dividend (Paid)
Dividend Type	Cash	Cash
Dividend Rate	1.0 cents per ordinary share (less tax)	5.7 cents per preference share (less tax)
Par value of shares	$0.20	$0.01
Tax Rate	20%	22%

(c) Date payable

Details on payment of proposed dividend and related books closure date will be announced in due course.

The dividend of 5.7 cents per Redeemable Convertible Cumulative Preference share par value $0.01 less 20% Singapore income tax had been paid on 16 November 2004 in accordance with the terms of the preference shares.

(d) Books closure date

Refer to 11(c).

12. If no dividend has been declared/recommended, a statement to that effect.

Not Applicable

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

(a) Business segments

Year ended 31 December 2004	Shipping S$'000	Ship repairing and marine related activities S$'000	Rental of property and property trading S$'000	Investment holding S$'000	Group S$'000
Revenue	111,242	3,878	1,226	0	116,346
Segment result	51,913	206	41	(4,525)	47,635
Exceptional gain					448
Finance income					597
Finance costs					(9,860)
Foreign exchange gain loss					(1,504)
Share of results of associated companies before tax					36,434
Amortisation of goodwill of an associated company					(579)
Profit before tax					73,171
Income tax expenses					(6,142)
Group profit from ordinary activities					67,029
Minority interests					(830)
Net profit after tax and minority					66,199

interests					
Segment assets	364,756	7,102	45,403	43,630	460,891
Associated companies					83,168
Consolidated total assets					544,059
Segment liabilities	50,212	1,347	446	4,188	56,193
Borrowings					162,402
Current income tax liabilities					1,670
Deferred income tax libilities					230
Consolidated total liabilities					220,495
Capital Expenditure	14,565	58	8	38	14,669
Depreciation of property, plant and equipment	22,588	265	557	125	23,535
Depreciation of investment properties	0	0	113	0	113
Year ended 31 December 2003					
Revenue	86,278	2,839	2,825	0	91,942
Segment result	26,477	475	905	(4,348)	23,509
Exceptional gain					340
Finance income					204
Finance costs					(10,808)
Foreign exchange loss					(176)
Share of results of associated companies					17,578
Amortisation of goodwill of an associated company before tax					(579)
Profit before tax					30,068
Income tax expenses					(4,919)
Group profit from ordinary activities					25,149
Minority interests					(862)
Net profit after tax and minority interests					24,287
Segment assets	379,442	6,498	53,526	54,416	493,882
Associated companies					69,810
Deferred income tax assets					201
Consolidated total assets					563,893
Segment liabilities	43,750	521	466	16,215	60,952
Borrowings					227,238
Current income tax liabilites					1,519
Deferred income tax liabilities					252
Consolidated total liabilities					289,961
Capital Expenditure	31,508	3	29	6	31,546
Depreciation of property, plant and equipment	22,453	269	617	123	23,462
Depreciation of investment	0	0	151	0	151

properties					

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Refer to note 8.

15. **A breakdown of sales**

	Group		
	FY2004 S$'000	FY2003 S$'000	Change %
(a) Sales reported for first half year	52,214	43,854	19
(b) Operating profit/loss after tax before deducting minority interests reported for first half year	31,180	8,526	266
(c) Sales reported for second half year	64,132	48,088	33
(d) Operating profit/loss after tax before deducting minority interests reported for second half year	35,849	16,623	116

16. **A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year**

Total Annual Dividend

	Latest Full Year S$'000	Previous Full Year S$'000
Ordinary (Paid)	7,230	3,411
Preference (Paid)	6	1,041
Total	7,236	4,452

The Directors proposed a first and final exempt (one-tier) dividend of 2 cents per share (2003: 1 cent per share) amounting to a total of $21,703,000 based on current number of shares issued as of 31 December 2004 (2003: $7,230,000) for the shareholders approval at the forthcoming Annual General Meeting. These financial statements do not reflect this dividend, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the financial year ending 31 December 2005.

17. **Interested Person Transactions**

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial year:

Name of interested person	Aggregate value of all interested person transaction during the financial period under review	Aggregate value of all interested person transactions conducted under shareholders' mandate

	(excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	pursuant to Rule 920 (excluding transactions less than $100,000)
	S$'000	S$'000
		FY 2004
Between Subsidiaries and:		
Cosco Container Lines		13,674
Cosco Bulk Carrier Co.		208
Cosco Chartering and Shipbroking (UK) Ltd		9,007
Guangzhou Ocean Crew Co.		1,759
Nantong Cosco KHI Engineering Co., Ltd		9,390
Qingdao Ocean Crew Co.		1,289
Shanghai Ocean Crew Co.		2,199
Chimbusco (S) Pte Ltd		113
		37,639
Between Associated companies of the Group and:		
Cosco Shipyard Group Co., Ltd		3,635
Cosco Nantong Steel Co., Ltd		470
Cosco Bulk Carrier Co.		2,980
Cosco Dalian		1,850
Cosco Hongkong		1,367
Cosco Container Lines		1,029
Rikky Ocean Governor Nantong Co. Ltd		258
Diesel Marine Nantong Ltd		114
Nantong Cosco Clavon Antisepsis Engineering Ltd		852
		12,555

BY ORDER OF THE BOARD

Mr Ji Haisheng
President
21/02/2005

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	23-Feb-2005 17:13:47
Announcement No.	00052

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 23-02-2005
2. Name of Director * — Dr Wang Kai Yuen
3. Please tick one or more appropriate box(es): *
   - ● Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 22-02-2005
2. Name of Registered Holder — Mina Sze Ming CHAN
3. Circumstance(s) giving rise to the interest or change in interest — # Others
   # Please specify details — Deemed Interests - Purchase by spouse for her personal investment
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	440,000
As a percentage of issued share capital	0.041 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.009 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.45
No. of Shares held after the change	540,000
As a percentage of issued share capital	0.05 %

>> PART III

1. Date of change of [Select Option] —
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]
   # Please specify details —
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: —

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	440,000

As a percentage of issued share capital	0 %	0.041 %
No. of shares held after the change	0	540,000
As a percentage of issued share capital	0 %	0.05 %

Footnotes

Note: Dr Wang Kai Yuen is an independent director of the Company

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	28-Feb-2005 18:07:14
Announcement No.	00141

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification to the Singapore Exchange Securities Trading Limited on the appointment of a relative of a Director, Chief Executive Officer or Substantial Shareholder of the issuer to a managerial position in the issuer or any of its principal subsidiaries pursuant to Rule 704(11) of the Listing Rules
Description	
Attachments:	Announcement.pdf Total size = **218K** (2048K size limit recommended)

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COSCO CORPORATION (SINGAPORE) LIMITED (Registration No. 196100159G)

SINGAPORE

Notification to the Singapore Exchange Securities Trading Limited on the appointment of a relative of a Director, Chief Executive Officer or Substantial Shareholder of the issuer to a managerial position in the issuer or any of its principal subsidiaries pursuant to Rule 704(11) of the Listing Rules

Pursuant to Rule 704(11), we give below a list of the managerial positions occupied by a relative of a director, chief executive officer and/or substantial shareholder of Cosco Corporation (Singapore) Limited ("the Company") and its principal subsidiaries as at 31 December 2004:-

Name	Age	Family relationship with any director, chief executive officer and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Sia Yong	77	Father of Sia Eng Beng	Director (1989) and Vice Chairman (1997) of subsidiary, Costar Shipping Pte Ltd	N/A
Sia Eng Beng	46	Son of Sia Yong	Director of subsidiary, Costar Shipping Pte Ltd (1989) Director of subsidiary, CNF Shipping Agencies Pte Ltd (2000)	N/A

The following directors of the Company have confirmed that as at 31 December 2004, they do not have any relatives who are holding managerial positions in the Company and its principal subsidiaries:-

Directors of the Company

Wei Jiafu
Ji Haisheng
Tom Yee Lat Shing
Dr Wang Kai Yuen
Er Kwong Wah
Sun Yueying
Yao Hong
Zhou Liancheng
Li Jianhong
Ye Binlin (Alternate director to Sun Yueying)
Li Jianxiong (Alternate director to Li Jianhong)
Liu Detian (Alternate director to Zhou Liancheng)

Directors of the Subsidiaries

Liu Hong Hai
Lau Yew Choong
Poh Hee Boon
Chen Yong
Lee Fook Choy
Yang Xiao Feng
Li Mei

Submitted by Mr Li Jianxiong, Alternate Director on 28/02/2005 to the SGX

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jian Xiong
Designation *	Alternate Director
Date & Time of Broadcast	08-Mar-2005 18:42:15
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 05-03-2005
2. Name of Director * — Lee Fook Choy
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 03-03-2005
2. Name of Registered Holder — Lee Fook Choy
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	3,858,200
As a percentage of issued share capital	0.356 %
No. of Shares which are subject of this notice	81,000
As a percentage of issued share capital	0.007 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.53
No. of Shares held after the change	3,777,200
As a percentage of issued share capital	0.348 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	3,858,200	0

As a percentage of issued share capital	0.356 %	0 %
No. of shares held after the change	3,777,200	0
As a percentage of issued share capital	0.348 %	0 %

Footnotes

Mr Lee Fook Choy is a director of the subsidiary, Cosco Marine Engineering (Singapore) Pte Ltd.

The number of shares held before and after the change, both includes 277,200 shares registed under the name of CPF Approved Nominees.

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mdm Yao Hong
Designation *	Director
Date & Time of Broadcast	09-Mar-2005 17:43:42
Announcement No.	00054

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	08-03-2005
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited ("Temasek")
3.	Please tick one or more appropriate box(es): *	

● Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-03-2005
2.	The change in the percentage level	From 8.86 % To 10.72 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	

Deemed interest via a series of transactions by (a) Temasek's indirect wholly owned subsidiary, Seletar Investments Pte Ltd; (b) Temasek's indirect subsidiaries, SembCorp Industries Ltd Group of companies, PSA International group of companies, Singapore Technologies Aerospace Ltd and Singapore Technologies Marine Ltd over a period of time from 27 January 2004 to 3 March 2005; and (c) Temasek's associated company, DBS Group Holdings Ltd ("DBSH") via certain of its group companies over a period of time.

The disclosure by DBSH via its indirect wholly owned subsidiaries, DBS Asset Management Ltd ("DBSAM") and DBS Asset Management (United States) Pte Ltd ("DBSAMUS") of their interest in 21,233,000 Shares ("DBSAM and DBSAMUS Shares") to Temasek on 7 March 2005 resulted in Temasek having to make this disclosure relating to this change in the percentage level in its substantial shareholding in Cosco.

The DBSAM and DBSAMUS Shares represent (i) shares held by discretionary managed accounts where DBSAM is the investment manager; (ii) shares held by trustees of unit trusts for which DBSAM is the investment manager; and (iii) *shares held by The Singapore Fund, a closed-end management investment company incorporated under the laws of* Maryland in the United States, of which DBSAMUS is the investment manager. DBSAM's interest arises because (i) under its discretionary fund management agreement, DBSAM may vote on the clients' shares in its absolute discretion; and (ii) the trust deeds constituting the unit trusts empower DBSAM to give directions to the trustee as to how voting rights may

be exercised. DBSAMUS' interest arises because it has the authority to vote proxies with respect to securities held by The Singapore Fund. DBSAM and DBSAMUS ascertained they had an interest in the Shares following a review of the legal interpretation of DBSAM's standard discretionary fund management agreement, the relevant trust deeds and the documents relating to The Singapore Fund. DBSAM and DBSAMUS have always disclosed all holdings of the DBSAM and DBSAMUS Shares as a percentage of net asset value in monthly reports to discretionary fund management clients and to unitholders in the semi-annual and annual reports for the unit trusts and to investors in The Singapore Fund.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

The change in the percentage level is the result of a series of transactions

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	79,521,000
As a percentage of issued share capital	0 %	8.86 %
No. of shares held after the change	0	116,365,000
As a percentage of issued share capital	0 %	10.72 %

Footnotes

8.86% - Based on issued share capital of 897,182,660 shares of par value of S$0.20 each as at 5 January 2004.

10.72% - Based on issued share capital of 1,085,147,475 shares of par value of S$0.20 each as reflected in the SGX website on 4 March 2005.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	15-Mar-2005 17:43:32
Announcement No.	00047

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	14-03-2005
2.	Name of Director *	Liu Detian
3.	Please tick one or more appropriate box(es): *	

● Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	14-03-2005
2.	Name of Registered Holder	Liu Detian
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	Information relating to shares held in the name of the Registered Holder	

No. of Shares held before the change	354,000
As a percentage of issued share capital	0.03 %
No. of Shares which are subject of this notice	200,000
As a percentage of issued share capital	0.02 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.71
No. of Shares held after the change	154,000
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	354,000	0

As a percentage of issued share capital	0.03 %	0 %
No. of shares held after the change	154,000	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes

Mr Liu Detian is an alternate director of the Company. He is also a director of the subsidiary, Cosco (Singapore) Pte Ltd.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	15-Mar-2005 17:45:25
Announcement No.	00048

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Change Of Share Registrar And Change Of Place At Which Register Of Members Is Kept
Description	The Board of Directors of Cosco Corporation (Singapore) Limited ("the Company") wishes to announce the following changes:- (1) Change of Share Registrar – KCS Corporate Services Pte Ltd has been appointed as Share Registrar of the Company with immediate effect in place of Kon Choon Kooi Pte Ltd. (2) Change of Place at which Register of Members is kept – The Register of Members of the Company be kept at 6 Battery Road #39-01, Singapore 049909 with immediate effect.
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